UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ/MF): 04.032.433/0001-80 Company Registry (NIRE): 33300275410 Publicly-held Company	CTX PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ/MF): 09.601.322/0001-60 Company Registry ID (NIRE): 3330028691-8 Publicly-held Company

MATERIAL FACT

CTX Participações S.A. (“CTX”) and its parent company Contax Participações S.A. (“Contax” and jointly, “Companies”), pursuant to paragraph 4, Article 157 of Law 6404/76, and CVM Instruction 35/02 and complementing the information published in the Material Fact of January 25th, 2011, hereby informs its shareholders and the general market of the following.

The following acquisitions that were the object of the Agreements of Purchase and Sale of CTX Shares entered into on January 25th, 2011, between (i) AG Telecom Participações S.A. ("AG Telecom”), on the one hand, and Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (“PREVI”), Fundação Petrobras de Seguridade Social – PETROS  (“PETROS”) and Fundação dos Economiários Federais – FUNCEF (“FUNCEF”), on the other; (ii) LF Tel S.A. (“L.F. Tel”), on the one hand, and PREVI, PETROS and FUNCEF, on the other; (iii) Portugal Telecom Brasil S.A. (“Portugal Telecom”), on the one hand, and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), on the other; and (iv) Portugal Telecom, on the one hand, and PREVI, PETROS and FUNCEF, on the other (“Share Purchase and Sale Agreements”) were concluded on this date.

As a result of the conclusion of the acquisitions that were the object of the Share Purchase and Sale Agreements, AG Telecom and LF Tel each acquired 431,999,634 CTX common shares held by PREVI, PETROS and FUNCEF, and Portugal Telecom acquired 463,234,643 CTX common shares held by BNDESPAR and 37,884,932 CTX common shares held by PREVI, PETROS and FUNCEF, so that BNDESPAR, PREVI, PETROS and FUNCEF ceased to be CTX shareholders. The conclusion of the described operations above will occur on or prior to April 1st, 2011.

Following the acquisitions, CTX’s capital, which was previously divided as follows,

Shareholder	Common Shares	Total %
AG Telecom Participações S.A.	352,730,590	11.41%
Luxemburgo Participações S.A.	352,730,590	11.41%
LF Tel S.A.	705,461,180	22.83%
Fundação Atlântico de Seguridade Social	314,569,805	10.18%
BNDES Participações S.A – BNDESPAR	463,234,643	14.99%
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	354,506,325	11.47%
Fundação dos Economiários Federais – FUNCEF	273,688,938	8.86%
Fundação Petrobrás de Seguridade Social - PETROS	273,688,937	8.86%
TOTAL	3,090,611,008	100.00%

is now divided as follows:

Shareholder	Common Shares	Total %
AG Telecom Participações S.A.	784,730,224	25.39%
Luxemburgo Participações S.A.	352,730,590	11.41%
LF Tel S.A.	1,137,460,814	36.80%
Portugal Telecom Brasil S.A.	501,119,575	16.21%
Fundação Atlântico de Seguridade Social	314,569,805	10.18%
TOTAL	3,090,611,008	100.00%

Further information

Further information on the transactions described in this Material Fact can be obtained from the Investor Relations department of Contax and CTX, at the following address:

www.contax.com.br/ri

The Managements of the Companies will keep their shareholders and the market informed on the implementation of next stages of the transactions described in the Material Fact of January 25th, 2011.

Rio de Janeiro, March 28th, 2011.

Pedro Jereissati

Investor Relations Officer

CTX Participações S.A.

Michel Neves Sarkis

Investor Relations Officer

Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.